UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call to Ordinary General Shareholders’ Meeting for November 6, 2025;

2.	Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda;

Buenos Aires, October 7, 2025

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary General Shareholders’ Meeting summoned for November 6, 2025.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for November 6, 2025.

We hereby attach:

a)	The call to an Ordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

Luis Fernando Rial Ubago

Responsible for Market Relations

FREE TRANSLATION

CALL FOR AN ORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary General Shareholders’ Meeting to be held on November 6th, 2025, at 11 a.m. on the first call, and at 12 p.m. on the second call, by personal attendance at the corporate offices at General Hornos N° 690, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)	Appointment of two shareholders to sign the Minutes of the Meeting.

2)	Appointment of a director to serve from this Shareholders´ Meeting and until the end of the fiscal year 2026.

3)	Consideration of the performance of the resigning director.

THE BOARD OF DIRECTORS

Note 1: Within the regulatory deadline, the documents related to the Shareholders´ Meeting may be consulted on the Comisión Nacional de Valores´ website and on Telecom Argentina’s website: www.telecom.com.ar.

Note 2: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders´ Meeting and at the time of attending the Shareholders´ Meeting, shareholders must supply all the details of the holders and their representatives (name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting). Legal entities or other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 3: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 4: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at General Hornos 690, 8th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. or communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar with the corresponding book-entry shareholding certificate within the same time limit and until 5 p.m. Within the same terms and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is October 31st, 2025, at 5 p.m.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders´ Meeting.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY SHAREHOLDERS’ MEETING

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The Board of Directors abstains from making a proposal with respect to this item. The shareholders that propose the appointment of a director are reminded of the need to inform the Shareholders’ Meeting if the nominees qualify as “independent” or “non-independent” directors in accordance with the CNV Rules.

Proposal for the Third Item on the Agenda:

No proposal is formulated regarding this item, leaving for the consideration of the Shareholders’ Meeting the performance of the resigning director.

Andrea V. Cerdán

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 7, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations